Beard Energy Transition Acquisition Corp.
595 Madison Avenue, 29th Floor

New York, NY 10022
(214) 833-8913

November 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:Maryse Mills-Apenteng

Re:Beard Energy Transition Acquisition Corp.

Form S-1 Registration Statement

File No. 333-254049

Dear Ms. Mills-Apenteng:

Beard Energy Transition Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-254049), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Tuesday, November 23, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Caroline Blitzer Phillips of Vinson & Elkins L.L.P. at (212) 237-0251 or Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Beard Energy Transition Acquisition Corp.

By:/s/ Gregory A. Beard

Name: Gregory A. Beard

Title:	Chief Executive Officer

cc:       Davis Polk & Wardwell LLP

Derek Dostal

Deanna Kirkpatrick

Vinson & Elkins L.L.P.

E. Ramey Layne

Caroline Blitzer Phillips

[Signature Page to Company Acceleration Request]